POLICIES WITH RESPECT TO SECURITY INVESTMENT
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      At a meeting held on February 13, 2002, the Board of Dreyfus Pennsylvania
Intermediate Municipal Bond Fund adopted a fundamental policy to invest at least 80% of the Fund's assets in municipal bonds that provide income exempt from federal and Pensylvania personal income taxes.